Exhibit 99.4

GIFT INSTRUMENT

CHARITABLE GIFT TO

SI FINANCIAL GROUP FOUNDATION, INC.

SI Financial Group, Inc. (the “Company”), desires to make a gift of its common stock to SI Financial Group Foundation, Inc. (the “Foundation”), a nonprofit corporation organized under the laws of the State of Delaware. The purpose of the donation is to establish a bond between the Company and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation                      shares of its common stock subject to the following conditions:

1. The Foundation shall use the donation solely for charitable purposes, including community development, in the communities in which the Company and its affiliates operate in accordance with the provisions of the Foundation’s Certificate of Incorporation; and

2. Consistent with the Company’s intent to form a long-term bond between the Company and the community, the amount of common stock that may be sold by the Foundation in any one year shall not exceed 5% of the market value of the assets held by the Foundation, except that this restriction shall not prohibit the board of directors of the Foundation from selling a greater amount of common stock in any one year if the board of directors of the Foundation determines that the failure to sell a greater amount of the common stock held by the Foundation would: (a) result in a long-term reduction of the value of the Foundation’s assets relative to their then current value that would jeopardize the Foundation’s capacity to carry out its charitable purposes; or (b) otherwise jeopardize the Foundation’s tax-exempt status.

3. The common stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be voted in the same ratio as all other shares of common stock of the Company which are voted on each and every proposal considered by the stockholders of the Company.

4. For a period of five years from the date of the organization of the Foundation: (i) one board seat shall be reserved for an individual who has experience with local community charitable organizations and grant making in Willimantic, Connecticut or its neighboring communities, who is not an officer and/or director of the Company or Savings Institute Bank and Trust Company (the “Bank”) and who is not an associate of any officer or director of the Company or its affiliates or subsidiaries and (ii) one board seat shall be reserved for an individual who is also a member of the board of directors of the Bank or a member of the board of directors of an acquiror or resulting institution in the event of a merger or acquisition of the Bank.

5. The Foundation shall comply with the following regulatory requirements imposed by the Office of Thrift Supervision (“OTS”):

(a)	the OTS may examine the Foundation at the Foundation’s expense;

(b)	the Foundation must comply with all supervisory directives that the OTS imposes;

(c)	the Foundation must submit a copy of its Form 990-PF to the OTS on an annual basis;

(d)	the Foundation must operate in accordance with written policies adopted by its Board of Directors, including a conflict of interest policy; and

(e)	the Foundation may not engage in self-dealing, and must comply with all laws necessary to maintain its tax exempt status under the Internal Revenue Code.

Dated: , 2004		SI FINANCIAL GROUP, INC.

By:

Agreed and Accepted

SI FINANCIAL GROUP FOUNDATION, INC.

By: